EXHIBIT 1

October 30, 2013

Mr. Randy S. Ronning

Chairman

ValueVision Media Inc.

6740 Shady Oak Road

Eden Prairie, MN 55344

Re: Enhancing Shareholder Value at ValueVision Media

Dear Mr. Ronning:

As you know, Clinton Group, Inc. is the investment manager for several partnerships and funds (collectively “Clinton”) that collectively own more than 5% of the common stock of ValueVision Media Inc. (the “Company” or “ValueVision”).

We appreciate the time that you and your fellow independent director, Sean Orr, spent with us last week and the follow-up calls we had this week. We also appreciate the commitment of the Company, made by your Corporate Secretary and General Counsel, to freeze shareholder rights and the Company’s Bylaws during our discussions so that we are not disadvantaged by our willingness to work constructively with the Board.

As we have indicated to you, we believe the Company has great assets, a big opportunity for growth and a chance to create significant shareholder value. In particular, we believe the Company’s uncommon asset, its ubiquitous cable and satellite distribution, is valuable but under-exploited. Despite cable and satellite distribution that is nearly as good as that of HSN, the Company’s enterprise value is about one-tenth that of HSN.

We do not believe the asset is the problem.

Instead, as we have said, we believe that the Company has exploited that asset poorly and has dramatically under-performed its direct rivals, to say nothing of the Company’s potential. When Keith Stewart, the Company’s Chief Executive Officer, joined the Company, he declared that he was “going to change” the Company’s “business model” and its “poor execution.” Neither has happened.

Instead, Mr. Stewart missed nearly every long-term projection and metric he offered during his tenure. As we noted, for example, his publicly stated goal was to create a company with more than $1 billion in revenue with 8-12% EBITDA margins by now. He missed both targets by a country mile.

In the meantime, as we have discussed with you, we believe the Company has fallen further behind its competitors in terms of market share (of both revenue and gross profit dollars) and has failed to return to pre-recession levels of revenue, unlike most retailers, eCommerce companies and both of its home shopping network rivals. This performance gap has been caused, in our view, by a failure to innovate and differentiate the Company from its peers and repeated failures to hit customer count, penetration rate, distribution cost, operating expense and profit targets over the past four years. Mr. Stewart and his management team, many of whom we understand work from home, 1000 miles or more from the Company’s headquarters at least two days per week, have in our view abjectly failed to build significant proprietary brands, expand product assortments sufficiently, diversify the program schedule, optimize the product mix and retain key successful vendors. Recently, the Company – which refers to itself as a “multi-channel retailer” – was ranked dead last among such companies for its mobile website.

Since January 2010 when Mr. Stewart declared that “executed correctly, the [home-shopping business] is the most profitable form of retailing,” the Company has lost $100 million and has reported just a single profitable quarter. HSN, during that same period, has earned $400 million. And although Mr. Stewart proclaimed that he “fully expect[ed] to double our business over [a] three-to-five year period,” in March 2010, the three-year growth has turned out to be just 11%.

Mr. Stewart has a record of overpromising and under-delivering. On nine separate occasions since 2009, as we indicated during our presentation to you, Mr. Stewart has stood before shareholders and proclaimed the “turnaround” of the Company was well underway or complete.* Sadly, for shareholders, the stock has underperformed the Russell 2000 and HSN since every one of those nine declarations. We therefore have little confidence in Mr. Stewart’s most recent declaration of victory – which has been followed by the stock trading off more than 10%. We worry this too may be a false start.

That is not to say that Mr. Stewart has not done some good and important work for the Company. The Company was in bad shape when Mr. Stewart arrived and he rightly gets credit for keeping ValueVision afloat. But he has not hit his own targets, optimized the operations or maximized the returns to shareholders. And now, he has no discernable strategy to lift the Company from its distant, third-place (and shrinking) market position.

Accordingly, as we have said to you, we believe the Board should replace Mr. Stewart to enhance operational performance and to pursue a new strategic path. We advocate this not because we are ungrateful to Mr. Stewart for his past stewardship of the Company, but rather because gratefulness has no place in picking the future leader of ValueVision. The Board’s obligation, it seems to us, is to ensure the Company has the right leader for the future: a leader with entrepreneurial energy; strategic vision; a track record of operational excellence and exceptional performance; and credibility with investors, vendors and employees. We do not believe that person is Mr. Stewart.

We also believe this is the time to augment the Company’s Board with professionals who can bring deep industry experience and domain expertise to ValueVision, providing sharper oversight to strategy and management, and adjust the Company’s Board compensation practices to better align the Board’s incentives with the interests of shareholders. We do not believe that directors should receive as much as 94% of their compensation in cash (as was the case for some directors in 2012), nor that total compensation should be higher for our directors than for those of HSN or QVC, given the relative sizes of the businesses. We are also puzzled that our fiduciaries on the Board are paid so differently, with some earning $65,000 and others earning more than $300,000.

We believe the Company can be operated better for the existing shareholders – us included – and we appreciate your willingness to discuss in good faith the suggestions that we have. We have no interest, as we have indicated to you, in controlling the Company or directing its operations and we do not mean, by these suggestions, to be forcing the hand of

* August 2009 (“the turnaround… is gaining momentum”); November 2009 (“the turnaround … has gained traction”); January 2010 (“2009…a transformational year”); March 2010 (“truly [at] the turning point”); November 2010 (“validation of our… efforts to turn the Company around”); March 2011 (“the business rebuilding [is] behind us”); May 2011 (“executing … to drive improved performance”); August 2011 (“executing [our] growth strategy”); August 2013 (“our business turnaround [is] behind us”).

the Board. We are not a buyout firm or an entity that in any way threatens the independence of the Company or the ownership of the Company’s equity and assets by its existing shareholders. We recognize that you are the Chairman and the Company has a Board that is responsible for these matters. Shareholders, ultimately, pick a Board and hold Boards accountable; the onus for selecting executives, overseeing strategic direction and determining your own pay falls squarely on your shoulders, not ours.

That being said, as we have indicated, we are aware of a well-known, seasoned industry executive that would be, in our view, a terrific fit for the Chief Executive Officer position and who could bring energy, vision, credibility and, most importantly, a strong operating track record to ShopHQ. This individual could lead a robust rebirth of the Company, attracting a new level of executive talent and vendors, reinvigorating the Company’s operations and strategy and allowing shareholders to benefit from decades of relevant, successful experience in the business.

We also are in a position to recommend to the Board several experienced executives with deep, relevant domain expertise and impeccable reputations to serve as Board members to augment the existing Board. These individuals bring expertise in areas as critical as merchandising, marketing, television production and entertainment, eCommerce and finance. Several of them are iconic leaders in the convergence of media, eCommerce and entertainment and several are well known to the Company’s other shareholders. To be clear: We are not seeking a Board seat for ourselves or any other measure of power or control.

That said, with the existing Board’s approval and subject to the completion of due diligence, we would be prepared to put our capital where our mouth is. We would be pleased to make a fresh, primary, minority investment in the Company of at least $25 million at a substantial premium to the stock price if the Board would accept our recommendation and replace Mr. Stewart and upgrade the Board significantly. We are aware of several other industry players and investors who would strongly consider investing alongside us in such a transaction and we would be pleased to have any other public or private investor join us, for example, in a rights offering, in helping to fund a new era of growth and profitability at the Company, under the direction of new, world-class leadership. We would be very surprised if the team we have in mind could not attract significant capital at a substantial premium.

We believe the Company has a fantastic opportunity in the convergence of media, eCommerce and entertainment. The Board should ensure that the Company has the right executive team and strategy to execute on that opportunity, together with the right Board, Board compensation structure, and necessary capital.

We appreciate your willingness to consider our ideas and our investment proposal and look forward to hearing from you shortly.

I can be reached at any time at (212) 825-0400.

Best regards.

/s/ Gregory P. Taxin

Gregory P. Taxin

President

cc: Board of Directors, ValueVision Media